082-03470



ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260



19th April, 2010

The Manager	The Dy. General Manager	The Secretary
Listing Department	Corporate Relationship Dept.	The Calcutta Stock
National Stock Exchange	Bombay Stock Exchange Ltd.	Exchange Ltd.
of India Ltd.	1st floor, New Trading Ring	7, Lyons Range
Exchange Plaza	Rotunda Building, P. J. Towers	Kolkata 700 001
Plot No. C-1, G Block	Dalal Street, Fort	
Bandra-Kurla Complex	Mumbai 400 001	
Bandra (East)		
Mumbai 400 051		

SUPPL

Dear Sirs,

Shareholding Pattern as on Quarter ended 31st March, 2010

We enclose the Company's Shareholding Pattern as on quarter ended 31st March, 2010 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

Dlw 4/27

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited
Scrip Code, Name of the scrip, class of security : Scrip Code - ITC (NSE), 500875 (BSE) , 10000018 (CSE); Name of the scrip - ITC LTD; Class of security - Ordinary Shares
Quarter ended : 31st March, 2010

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals (Non–Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	0	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(B)	**Public shareholding**						N.A.	N.A.
(1)	**Institutions**						N.A.	N.A.
(a)	Mutual Funds / UTI	256	563302083	563033763	14.81	14.75		
(b)	Financial Institutions / Banks	137	5414910	5104755	0.14	0.14		
(c)	Central Government / State Government(s)	2	1518140	1518140	0.04	0.04		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	25	849470991	844091616	22.34	22.25		
(f)	Foreign Institutional Investors	556	511714478	511544498	13.45	13.40		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
	Sub-Total (B)(1)	**976**	**1931420602**	**1925292772**	**50.78**	**50.58**		
(2)	**Non-Institutions**						N.A.	N.A.
(a)	Bodies Corporate	3395	197571154	196564879	5.20	5.17		
(b)	Individuals -							
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	328781	398045671	300956069	10.47	10.43		
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	186	44965366	38182471	1.18	1.18		
(c)	Any Other :							
	(i) NRIs	5657	20690039	13610204	0.54	0.54		
	(ii) Foreign Companies	12	1207351692	813642	31.74	31.62		
	(iii) Foreign Nationals	10	233023	10903	0.01	0.01		
	(iv) Trust	53	1667321	1667321	0.04	0.04		
	(v) Clearing Members	311	1530938	1530938	0.04	0.04		
	Sub-Total (B)(2)	**338405**	**1872055204**	**553336427**	**49.22**	**49.03**		
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**339381**	**3803475806**	**2478629199**	**100.00**	**99.61**	N.A.	N.A.
	TOTAL (A) + (B)	**339381**	**3803475806**	**2478629199**	**100.00**	**99.61**		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	14700984	14682984	N.A.	0.39	N.A.	N.A.
	GRAND TOTAL (A) + (B) + (C)	**339383**	**3818176790**	**2493312183**	**xxx**	**100.00**	**0**	**0.00**



(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
	-	0	0.00	0	0.00	0.00
	Total	**0**	**0.00**	**0**	**0.00**	0.00



(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.00
2	Life Insurance Corporation of India	523799168	13.72
3	Specified Undertaking of the Unit Trust of India	448360545	11.74
4	Myddleton Investment Co. Ltd	162103980	4.25
5	The New India Assurance Company Limited	85521835	2.24
6	General Insurance Corporation of India	73367104	1.92
7	The Oriental Insurance Company Limited	70615780	1.85
8	National Insurance Company Limited	65761110	1.72
9	ICICI Prudential Life Insurance Company Ltd.	53066676	1.39
10	Rothmans International Enterprises Limited	51651630	1.35
11	Bajaj Allianz Life Insurance Company Ltd.	40778300	1.07
	Total	**2567808568**	**67.25**

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	0	0.00
	Total	**0**	**0.00**



(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	GDRs	14700984	14700984	0.39
	Total	**14700984**	**14700984**	**0.39**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

NOT APPLICABLE

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
-	-	-	-	-
	Total			

Note: The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).



(III)(a) <u>Statement showing the voting pattern of shareholders, if more than one class of shares/securities is issued by the issuer.</u>

(Give description of voting rights for each class of security.

Class X:

Class Y: NOT APPLICABLE

Class Z:)

Category Code	Category of shareholder	Number of Voting Rights held in each class of securities			Total Voting Rights (III+IV+V)	Total Voting Rights i.e. (VI)	
		Class X	Class Y	Class Z		As a percentage of (A+B)	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	**Promoter and Promoter Group**						
(1)	**Indian**						
(a)	Individuals / Hindu Undivided Family						
(b)	Central Government / State Government(s)						
(c)	Bodies Corporate						
(d)	Financial Institutions / Banks						
(e)	Any Other (specify)						
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0
(2)	**Foreign**						
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (specify)						
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0
(B)	**Public shareholding**						N.A.
(1)	**Institutions**						N.A.
(a)	Mutual Funds / UTI						
(b)	Financial Institutions / Banks						
(c)	Central Government / State Government(s)						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (specify)						
	Sub-Total (B)(1)	0	0	0	0.00	0.00	
(2)	**Non-Institutions**						N.A.
(a)	Bodies Corporate						
(b)	Individuals - (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh. (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh						
(c)	Any Other : (i) NRIs (ii) Foreign Companies (iii) Foreign Nationals (iv) Trust (v) Clearing Members						
	Sub-Total (B)(2)	0	0	0	0.01	0.00	
	Total Public Shareholding (B) = (B)(1) + (B)(2)	0	0	0	100.00	0.00	N.A.
	TOTAL (A) + (B)	0	0	0	100.00	0.00	
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**						
	GRAND TOTAL (A) + (B) + (C)	0	0	0	xxx	0.00	0



37, J. L. Nehru Road, Kolkata-71
ITC Limited